

Mail Stop 3561

January 31, 2011

<u>Via U.S. Mail</u>

Ms. Kate Blankenship, Director
Golden State Petro IOM I-A PLC
c/o 15-19 Athol Street
Douglas, Isle of Man IM1 1LB

   Re: **Golden State Petro IOM I-A PLC**
     Form 20-F for the year ended December 31, 2009
     Filed June 18, 2010
     File No. 333-26227-01

Dear Ms. Blankenship:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

        Sincerely,

        Linda Cvrkel
        Branch Chief